UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

MANGOCEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

56270V106
(CUSIP Number)

Jacob D. Cohen
15110 N. Dallas Parkway, Suite 600 Dallas, Texas 75248
(214) 242-9619
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56270V106	Schedule 13D/A Amendment No. 3	Page 2 of 5

1.	Name of Reporting Person Jacob D. Cohen
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,750,000 shares*(1)
	8.	Shared Voting Power 9,075,000 shares*
	9.	Sole Dispositive Power 1,750,000 shares*(1)
	10.	Shared Dispositive Power 9,075,000 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,825,000 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%*
14.	Type of Reporting Person IN

* All percentages are based on 29,905,803 shares of Common Stock outstanding as of August 27, 2024, as confirmed by the Issuer’s transfer agent on such date.

(1) Includes 1,250,000 shares of common stock issuable upon exercise of options to purchase shares of common stock at an exercise price of $0.32 per share and an expiration date of December 28, 2028, and 500,000 shares of common stock issuable upon exercise of options to purchase shares of common stock at an exercise price of $1.10 per share and an expiration date of August 31, 2027, which have vested, or which vest, within 60 days of August 27, 2024.

CUSIP No. 56270V106	Schedule 13D/A Amendment No. 3	Page 3 of 5

1.	Name of Reporting Person The Tiger Cub Trust
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 9,075,000 shares
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 9,075,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,075,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 30.3%*
14.	Type of Reporting Person OO

* All percentages are based on 29,905,803 shares of Common Stock outstanding as of August 27, 2024, as confirmed by the Issuer’s transfer agent on such date.

CUSIP No. 56270V106	Schedule 13D/A Amendment No. 3	Page 4 of 5

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2023, as amended by Amendment No.1 thereto filed with the Commission on January 2, 2024 and Amendment No. 2 thereto filed with the Commission on June 5, 2024, by Jacob D. Cohen and The Tiger Cub Trust (the Schedule 13D as amended and modified to date, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Effective August 27, 2024, Mr. Cohen gifted 800,000 shares of common stock which he held in his personal name, to The Tiger Cub Trust, which entity he controls, for no consideration.

Item 5. Interest in Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

CUSIP No. 56270V106	Schedule 13D/A Amendment No. 3	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2024

/s/ Jacob D. Cohen
Jacob D. Cohen

The Tiger Cub Trust

/s/ Jacob D. Cohen
Jacob D. Cohen
Trustee